TimeWarner

August 7, 2013

Attn: Larry Spirgel, Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:    Time Warner Inc.

File Number: 001-15062

Form 10-K: For the Fiscal Year Ended December 31, 2012

Filed February 22, 2013

Response dated June 10, 2013

Dear Mr. Spirgel:

Set forth below are Time Warner Inc.’s (“Time Warner” or the “Company”) responses to the Securities and Exchange Commission Staff’s (“SEC” or the “Staff”) comments given by letter (the “Comment Letter”) dated July 15, 2013 regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2012 (the “2012 Form 10-K”). The responses are numbered to correspond to the comments set forth in the Comment Letter.

Certain confidential portions of this letter were omitted by means of redacting a portion of the text and replacing it with “**CONFIDENTIAL TREATMENT REQUESTED BY TIME WARNER INC. PURSUANT TO RULE 83**”. Pursuant to the provisions of 17 C.F.R. §200.83, the Company has separately submitted a copy of this letter containing the redacted portions of this letter to the SEC and has requested confidential treatment for the redacted portions of this letter.

Form 10-K for the Year Ended December 31, 2012

15. Segment Information, page 119

Comment No. 1: We note your response to comment one. As advertising is a significant source of revenue, please clarify what portion, if any, of advertising revenue comes from the HBO operating segment. Tell us how the sale of advertising space as a product was considered as a potential differentiating factor in your evaluation of criteria (a) and (c). Include a discussion of the effect of advertising on margins for Turner and HBO operating segments. Further, with regard to criteria c, please explain who your advertising customers are and tell us whether any of them are individually significant.

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Response 1: None of the Networks’ segment advertising revenue comes from the HBO operating segment. We considered this fact in evaluating criteria (a) and (c) of ASC 280-10-50-11; however, we do not believe this distinction in the context of our overall assessment would cause us to conclude that the nature of the products and services or the type or class of customer of the operating segments are not similar. Turner and HBO both operate television networks that are focused on developing, acquiring and distributing compelling video content in order to attract viewers. In addition, the sale of advertising is not necessarily determinative in distinguishing between networks thought of as “basic cable” networks and those that are “premium” networks. For example, basic cable networks such as Turner’s Turner Classic Movies as well as third party cable networks such as the Disney Channel, Disney Junior and Sundance Channel have not historically sold advertising.

The largest source of revenue for both Turner and HBO is subscription revenue generated from providing aggregated programming content to cable system operators, satellite service distributors, telephone companies and other distributors (known as affiliates) that have contracted to receive and distribute this programming to their subscribers. As noted in our response to the Staff dated June 10, 2013, the top 10 affiliate customers are the same for both Turner and HBO. Therefore the type of customer for Turner’s and HBO’s subscription revenues are similar. Additionally, the historical and expected long-term operating margins of Turner and HBO are similar (see our response to comment 2 below). Finally, we note that the Company’s periodic filings already separately quantify and discuss advertising revenue in the business results of the Networks section of its MD&A. Turner’s advertising revenues are generated from a broad base of advertisers in many different industries and no single advertiser constitutes more than 3% of Turner’s worldwide advertising revenues. Thus, while the Turner operating segment generates advertising revenue and the HBO operating segment does not, the Company does not believe this fact changes its conclusion that the nature of the products and services of Turner and HBO are similar.

Comment No. 2: Please provide an analysis of historical and long-term gross margins for HBO and Turner, five years forward and backward.

Response 2: In response to your comment, the table below presents the historical gross margins (i.e., (total revenues less cost of revenues) divided by total revenues) of HBO and Turner for the past five years.

**CONFIDENTIAL TREATMENT REQUESTED BY TIME WARNER INC. PURSUANT TO RULE 83**

The historical gross margins of Turner and HBO are similar; however, the Company does not use gross margins as a metric to evaluate resource allocation or to evaluate the financial performance of its businesses. The Company’s long-range plan does not include forecasted gross margins and, when the Company’s long-range plan is presented to its Board of Directors, forecasted gross margins are not discussed. Rather, the Company believes that operating income is a more relevant measure to use in evaluating the financial performance of its businesses. Accordingly, the Company uses operating income

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metrics for internal management purposes and to discuss its operating performance in its earnings releases and other public statements. Further, an operating income metric is most commonly used by the Company’s peers to evaluate their performance and by analysts who evaluate the operating performance of the Company and its peers.

The table below presents the historical operating income margins for Turner and HBO for the past five years.

	2008	2009	2010	2011	2012
Turner	27%	30%	34%	33%	33%
HBO	31%	32%	33%	31%	33%

In addition, the table below presents the expected future operating income margins for Turner and HBO for each of the years in the Company’s 2013-2016 long-range plan. We understand your comment requested this information for five years forward; however, the Company’s long-range plan is prepared only for four years forward. Additionally, a long-range planning process is judgmental and is performed at a relatively high level and by its nature is less reliable than historical results. Further, as noted above, our long-range plans do not include forecasted gross margins so we have only provided projected operating income margins.

**CONFIDENTIAL TREATMENT REQUESTED BY TIME WARNER INC. PURSUANT TO RULE 83**

Based on our review of both the historical and projected operating income margins, we concluded that the HBO and Turner operating segments have similar economic characteristics.

Comment No. 3: It is not clear that HBO and Turner are subject to the same economic and industry trends. Please explain in further detail why you believe that HBO, a premium channel facing competition from companies such as Netflix and Amazon, is not subject to different trends than basic cable networks. Please also include an analysis of subscriber trends, particularly during recent economic downturn, and the competitive environment, for both HBO and Turner.

Response 3: As creators and aggregators of video content, both Turner and HBO face competition for consumers’ leisure and entertainment time and discretionary spending with other television networks as well as with emerging streaming video on demand (“SVOD”) services provided by companies like Netflix and Amazon. In addition, the distinction in how video content is consumed is decreasing. Similar to SVOD services, Turner’s and HBO’s programming is available through authenticated services on mobile devices and other online platforms, both on demand and through live streaming. In addition, both Turner and HBO face competition from SVOD services such as Netflix and Amazon for high quality content that affiliates recognize as a critical factor in their ability to attract and retain viewers. This competition increases the demand for and, as a result, the price of such content. On its website, Netflix notes that it competes with linear television networks for both viewers’ time and original programming1. In addition, analysts who follow our industry view Netflix as a competitor of television networks2.

[1]	http://ir.netflix.com/long-term-view.cfm
[2]

For example, the April 26, 2013-Lazard Capital Markets Equity Research report states, “Netflix is essentially a successful TV network company”; May 21, 2013 – BTIG research, Can Originals Push Netflix Household Viewership to Broadcast Levels in June 2013 calls Netflix “the most watched cable network for the quarter”.

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With respect to subscriber trends, premium pay television networks face many of the same dynamics as basic cable television networks, including a modest multi-channel subscriber growth environment, increased investments from competitors in high-quality original programming, and the challenges posed by the continued growth and programming investments of SVOD services, including Netflix. The table below shows the year-over-year change in the average number of domestic subscribers across Turner’s most widely distributed networks and HBO’s networks:

**CONFIDENTIAL TREATMENT REQUESTED BY TIME WARNER INC. PURSUANT TO RULE 83**

However, it is important to note that when evaluating subscriber trends, the number of subscribers does not necessarily correlate with the trends in subscriber revenue. Certain affiliate deal structures provide for fee changes only after certain predetermined subscriber thresholds are met. As such, increases or decreases in subscribers do not necessarily translate into increases or decreases in revenue.

Because of their similar economic characteristics, business models and competitive environment, the Company believes that aggregation of the Turner and HBO operating segments for disclosure purposes provides a reader of the Company’s MD&A and financial statements with a complete and meaningful understanding of the operating performance of the Company’s networks businesses.

Comment No. 4: To the extent that Turner has an advantage by way of advertising as an additional source of revenue, and is presumably affected by seasonality and other changes or trends in this market, please explain why you believe these factors do not result in dissimilar economic and industry trends.

Response 4: The advertising market is cyclical and Turner’s advertising revenues are dependent on a variety of economic factors including competition from other networks, other traditional media outlets and new media platforms as well as general macro-economic conditions. Turner’s advertising revenues historically have been impacted by the timing of key programming (e.g., sporting events, movie premieres), as well as advertising-focused holidays. However, changes and trends in the Networks segment’s advertising revenues, which relate to the Turner networks in their entirety, are discussed by the Company in its MD&A in both its quarterly as well as annual filings. As such, aggregation of these operating segments does not reduce the level of information available related to advertising revenues. While most of Turner’s networks are advertising-supported and HBO’s are not, the Company believes that based on a balanced review of the criteria in ASC 280-10-50-11, the two segments have similar economic characteristics and meet the aggregation criteria provided in (a)-(e).

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Comment No. 5: We note your response to comment two. During the company’s earnings call on February 6, 2013 discussing fourth quarter earnings, the company’s CFO mentioned that TV accounted for approximately 60% of Warner Bros. profits and that margins for the fourth quarter benefited, in part, from a shift towards higher margin TV revenue. In your response you state that the segment manager, Warner Bros. CEO, maintains regular contact with your CODM and that they discuss financial results for the segment. Please confirm whether separate measures of profitability for TV and Theatrical are discussed during the segment manager’s regular contact with the CODM, or are otherwise provided to the CODM. Also confirm, if true, that the CODM is not involved in making decisions with regard to the allocation of resources to and assessment of the performance of Warner Bros. TV and Theatrical.

Response 5: The Company’s CODM (the “CODM”) is the Chairman and Chief Executive Officer of Time Warner. The CODM evaluates performance of the Warner Bros. segment and the Warner Bros. segment manager is compensated based on the overall segment’s financial results. Additionally, the CODM is not involved in making any resource allocation decisions at a level below the Warner Bros. operating segment level. The Warner Bros. segment manager has the authority to allocate resources below the overall Warner Bros. level. Lastly, although certain profitability measures exist below the Warner Bros. level, these measures are not routinely discussed during the Warner Bros. segment manager’s meetings with the CODM and are not included in the financial information that is provided to the CODM.

*  *  *

We hereby acknowledge on behalf of the Company that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the 2012 Form 10-K;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2012 Form 10-K; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Please let us know if you have any questions.

Sincerely,
/s/ Pascal Desroches	/s/ Doug Horne
Pascal Desroches	Doug Horne
Senior Vice President and Controller	Senior Vice President and Deputy Controller
Time Warner Inc.	Time Warner Inc.
(212) 484-6680	(212) 484-6685

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